Pada Build, LLC

(a Nevada Limited Liability Company)

Reviewed Financial Statements
As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Pada Build, LLC

Table of Contents

Alice CPA

Independent Accountant's Review Report

October 24, 2024
To: Board of Directors of Pada Build, LLC
Attn: Tony Padavich, CEO
Re: 2023-2022 Financial Statement Review– Pada Build, LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Pada Build, LLC and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Pada Build, LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
October 24, 2024

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

Pada Build LLC
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 58,233	$ 63,193
Total Current Assets	58,233	63,193
Property and Equipment		
Construction in Progress	141,318	116,463
Net Property and Equipment	141,318	116,463
Total Assets	$ 199,551	$ 179,655
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 36,927	$ 21,739
Accrued interest	2,721	-
Current portion of notes payable	19,218	11,218
Total Current Liabilities	58,867	32,957
Long-Term Liabilities		
Notes payable, net of current portion	44,124	34,264
Total Long-Term Liabilities	44,124	34,264
Total Liabilities	102,991	67,221
Members' Equity		
Member Capital	99,440	76,049
Retained Earnings	(2,880)	36,385
Total Members' Equity	96,560	112,434
Total Liabilities and Members' Equity	$ 199,551	$ 179,655

The accompanying footnotes are an integral part of these financial statements.

Pada Build LLC
INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ -	$ 334,900
Cost of Revenues	-	(291,562)
Gross Profit (Loss)	-	43,338
Operating Expenses		
Advertising and marketing	-	-
General and administrative	9,365	8,077
Professional services	3,935	1,418
Total Operating Expenses	13,300	9,494
Other Income		
Rental Income	17,279	7,245
Credit card rewards	627	1,482
Extinguishment of debt	(22,395)	-
Rental expenses	(17,775)	(1,513)
Interest income	977	0
Interest expense	(4,676)	(780)
Total Other income (expense)	(25,965)	6,433
Net Income (Loss)	$ (39,265)	$ 40,277

The accompanying footnotes are an integral part of these financial statements.

Pada Build LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2023 and 2022

(Unaudited)

	Member Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2021	$ 37,576	$ (3,892)	$ 33,685
Member Contributions	95,843	-	95,843
Member Draws	(57,371)	-	(57,371)
Net loss	-	40,277	40,277
Balance as of December 31, 2022	76,049	36,385	112,434
Member Contributions	90,272	-	90,272
Member Draws	(66,881)	-	(66,881)
Net loss	-	(39,265)	(39,265)
Balance as of December 31, 2023	$ 99,440	$ (2,880)	$ 96,560

The accompanying footnotes are an integral part of these financial statements.

Pada Build LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023 and 2022

(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (39,265)	$ 40,277
Changes in operating assets and liabilities:		
Accrued expenses	15,189	(32,044)
Accrued Interest	2,721	-
Net cash provided by (used in) operating activities	(21,355)	8,233
Cash Flows from Investing Activities		
Construction in progress	(24,856)	(29,851)
Net cash used in investing activities	(24,856)	(29,851)
Cash Flows from Financing Activities		
Notes payable, net	17,860	(69,517)
Owner investments	90,272	95,843
Owner Draws	(66,881)	(57,371)
Net cash used in financing activities	41,251	(31,045)
Net change in cash and cash equivalents	(4,960)	(52,662)
Cash and cash equivalents at beginning of period	63,193	115,855
Cash and cash equivalents at end of period	$ 58,233	$ 63,193
Supplemental information		
Interest paid	$ 3,143	$ 3,766
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

PADA BUILD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Pada Build, LLC ("The Company") was formed in the State of Nevada on January 26, 2023. The Company operates in the real estate industry and was formed for the purpose of building Spec Homes.

As of December 31, 2023, the Company had positive working capital, however it is likely that the Company will incur additional losses. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – ENTITY RESTRUCTURING AND RELOCATION

The Company initially operated under the name Pada LLC, established on May 18, 2020, with the primary purpose of building speculative homes. The Company successfully completed its first project, a home located in Ainaloa, Hawaii, which was sold in 2022 at a profit.

Following the success of the initial operations, the Company made the strategic decision to relocate to Nevada. On January 26, 2023, the Company officially changed its name to Pada Build, LLC to align with its expanded focus and new location.

This change in the Company's name and location does not affect the continuity of operations or financial reporting. All assets, liabilities, and business activities were transferred to the newly named entity, Pada Build, LLC, with no disruption to ongoing operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

PADA BUILD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

The Company's primary operations involve the construction and sale of speculative homes. As of December 31, 2023, the Company has no outstanding receivables related to its operations and, consequently, does not maintain a valuation allowance for receivables.

The Company generally requires full payment upon closing of home sales, which minimizes credit risk associated with customer transactions. All sales are conducted with cash or cash equivalents, thereby eliminating the need for accounts receivable.

The Company continuously assesses its credit policies to ensure prudent management of cash flow and to mitigate any potential credit risk. Given the nature of its operations, the Company does not anticipate any future receivables arising from its current business model.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. The Company's primary revenue-generating activities involve the acquisition of land, construction of speculative homes ("spec homes"), and the sale of these homes to customers.

Revenue from the sale of spec homes is recognized at a point in time when control of the property transfers to the buyer, which typically occurs upon the closing of the sale and transfer of title and ownership. At that point, all performance obligations are satisfied, and collection of the transaction price is probable.

In 2022, the Company completed construction and sold a spec home, recognizing revenue from that sale during the year. No homes were sold in 2023, and therefore no revenue from home sales was recognized during the period ending December 31, 2023.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is organized as a Limited Liability Company (LLC) and is treated as a pass-through entity for federal and state income tax purposes. As such, the Company itself does not incur federal income taxes; rather, income, deductions, and credits are passed through to its members, who report their share of the Company's taxable income on their individual tax returns.

For the year ended December 31, 2023, the Company has not recorded a provision for income taxes in its financial statements, as it has not generated taxable income. The members of the LLC are responsible for any taxes due based on their respective share of the Company's income.

PADA BUILD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company does not have any deferred tax assets or liabilities as of December 31, 2023. The management regularly evaluates its tax positions and related impacts to ensure compliance with applicable tax regulations and to minimize tax liabilities.

The Company files its tax returns in accordance with federal and applicable state laws, and it is subject to audit by tax authorities, which could impact the tax liabilities of the members. Management believes that the Company has adequately provided for any potential tax liabilities.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 4 – CONSTRUCTION IN PROGRESS

Construction in Progress (CIP) represents costs incurred for homes and projects under development that are not yet complete. These costs include land acquisition, direct materials, labor, design fees, subcontractor expenses, and other overhead costs directly related to construction.

The Company's CIP increased in both 2022 and 2023 due to the purchase of two plots of land. Additionally, design fees were incurred in 2023 as part of pre-construction activities for future homes. These costs are capitalized as part of CIP until construction is complete.

As of the reporting date, all costs recorded under CIP remain in progress, as no new homes have been completed or sold since the last sale in 2022. Upon completion, the related CIP balances will be transferred to inventory and recognized as cost of goods sold when the homes are sold.

NOTE 5 – NOTES PAYABLE

Friend and Family

The Company has issued the following loans as part of a friends and family investor round:

On November 1, 2022, the Company issued a loan of $5,000. The loan carries an annual interest rate of 10% and matures on November 1, 2024, with a total payment due on maturity of $6,050, including principal and accrued interest. As of December 31, 2023, the accrued interest on this loan is $582.

On April 1, 2023, the Company issued a loan of $10,000. The loan carries an annual interest rate of 10% and matures on April 1, 2025, with a total payment due on maturity of $12,100, including principal and accrued interest. As of December 31, 2023, the accrued interest on this loan is $751.

On April 11, 2023, the Company issued a loan of $10,000. This loan carries an annual interest rate of 10% and matures on April 11, 2025. The total payment due on maturity is $12,100, including principal and interest. As of December 31, 2023, the accrued interest on this loan is $723.

The Company issued an additional loan of $5,000 on April 13, 2023, with an annual interest rate of 10%. The loan matures on April 13, 2025, with a total payment due on maturity of $6,050, including principal and accrued interest. As of December 31, 2023, the accrued interest on this loan is $359.

The Company also issued two loans totaling $3,000 on December 23, 2022, and December 26, 2022, respectively. These loans carry an annual interest rate of 10% and mature on December 23, 2024, and December 26, 2024. The total amount due upon maturity for these loans is $3,630, including principal and interest. As of December 31, 2023, the accrued interest on these loans totals $306.

PADA BUILD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

These loans are classified as loans receivable on the Company's balance sheet. Interest income is recognized using the effective interest method. These loans are considered related party transactions given the nature of the friends and family investor round.

Outside investors

On March 4, 2022, the Company entered into a loan agreement with a third-party for a total principal amount of $44,000. The loan carries an interest rate of 10% per annum and matures on February 4, 2027. The Company is required to make 60 monthly payments of $934.87, consisting of both principal and interest.

The following are key details regarding the loan:

- Interest Paid:
  - As of December 31, 2023, the Company has paid cumulative interest of $3,143.
  - As of December 31, 2022, the Company had paid cumulative interest of $3,766.
- Loan Balances:
  - The outstanding loan balance as of December 31, 2023, is $37,483.
  - The outstanding loan balance as of December 31, 2022, is $30,342.

This loan is classified as a long-term liability on the Company's balance sheet, with the current portion included in current liabilities. In accordance with ASC 835-20 "*Interest, Capitalization of interest*" the Interest expense is recognized as incurred and capitalized to construction in progress, and principal repayments are applied to reduce the loan balance over the life of the loan.

NOTE 6 – MEMBERS' EQUITY

The Company is a single member LLC with all investments and withdrawals being provided or taken by the lone member. As of December 31, 2023 and 2022 the total net investments in the Company totaled $99,440 and $76,049, respectively

NOTE 7 – OTHER INCOME

The sole member of the Company owns a residential rental property located in North Carolina. The rental income and related expenses from this property are currently recorded as other income in the Company's financial statements.

The Company is evaluating the possibility of transferring ownership of the property, along with the related mortgage, into the Company to consolidate the asset and liability under a single legal entity. As of the reporting date, no final decision has been made regarding the transfer.

The inclusion of rental activity as other income does not affect the primary business operations, which involve the acquisition, construction, and sale of speculative homes.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. As of December 31, 2023, management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company holds no lease commitments as of December 31, 2023.

PADA BUILD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 9 – SUBSEQUENT EVENTS

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through October 24, 2024, the date at which these financial statements were available to be issued.